TPG Pace Energy Holdings Corp.

301 Commerce St., Suite 3300

Fort Worth, TX 76102

May 2, 2017

VIA EMAIL & EDGAR

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:   TPG Pace Energy Holdings Corp. (the “Company”) Registration

         Statement on Form S-1 (Registration No. 333-217338)

Dear Mr. Spirgel:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-217338) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Washington D.C. time on May 4, 2017 or as soon as practicable thereafter.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

The Company acknowledges that should the Commission or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Alexander D. Lynch of Weil, Gotshal & Manges LLP at (212) 310-8971 and that such effectiveness also be confirmed in writing.

Very truly yours,

TPG Pace Energy Holdings Corp.

By:	/s/ Eduardo Tamraz
Name:	Eduardo Tamraz
Title:	Executive Vice President of Corporate Development and Secretary

cc:	Securities and Exchange Commission

Robert Shapiro, Senior Staff Accountant

Robert Littlepage, Accountant Branch Chief

Joshua Shainess, Attorney-Adviser

Kathleen Krebs, Special Counsel

Weil, Gotshal & Manges LLP

Alexander D. Lynch, Esq.

Freshfields Bruckhaus Deringer US LLP

Paul D. Tropp, Esq.

[Signature Page to Company Acceleration Request]

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